WITHDRAWAL OF FORM S-1/A

Verde Bio Holdings, Inc.

PO Box 67

Jacksboro, Texas 76458

972-217-4080

October 17, 2023

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Verde Bio Holdings, Inc. Withdrawal of Form S-1/A filed on October 10, 2023 Registration No. 333-265753

Ladies and Gentlemen:

On behalf of Verde Bio Holdings, Inc., a Nevada corporation (“Company”), we hereby request that the Amendment filed on Form S-1/A (Registration No. 333-265753) as filed with the Securities and Exchange Commission (“Commission”) on October 10, 2023 (“Amendment”) be withdrawn effective immediately. The Company is seeking withdrawal of the Amendment because it was erroneously coded and filed as a pre-effective amendment rather than a post effective amendment.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Amendment effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the order or notice to J. Martin Tate, Esq. of Kunzler Bean & Adamanson, via email at mtate@kba.law.

Should you have any questions regarding this request for withdrawal, please contact J. Martin Tate of Kunzler Bean & Adamason by telephone at (801) 792-5002.

VERDE BIO HOLDINGS, INC.

/s/ SCOTT COX
SCOTT COX, Chief Executive Officer

October 17, 2023